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                                                                   Exhibit 99.1


VIVENDI UNIVERSAL TO SELL ITS CONSUMER PRESS DIVISION AND COMAREG TO SOCPRESSE


Paris and New York, August 30, 2002 - Vivendi Universal [Paris Bourse: EX FP;
NYSE: V] and the Socpresse group have formed plans to sell the consumer press division of Vivendi Universal Publishing (Groupe Express-Expansion and Groupe l'Etudiant) and Comareg (including Delta Diffusion, which is to join Mediapost). The two transactions are together worth a total cash amount of more than 300 million euros.

The plans will be submitted to the personnel representation organizations, the Boards involved and the appropriate authorities. They will enable VUP's consumer press division and Comareg to become part of a coherent strategy that will guarantee their future and growth.



Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that board and other approvals necessary to close the two transactions will be delayed or not obtained; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

CONTACTS:

Media Relations:

Paris

Antoine Lefort
+33 (1).71.71.1180
Agnhs Vetillart
+33 (1).71.71.3082

New York

Anita Larsen
+(1) 212.572.1118
Mia Carbonell
+(1) 212.572.7556

Investor Relations:

Paris

Laura Martin
+33 (1).71.71.1084 or
917.378.5705
Laurence Daniel
+33 (1).71.71.1233

New York

Eileen McLaughlin
+(1) 212.572.8961